Aviat Networks Sends Letter Urging Fellow Shareholders of Ceragon Networks to Vote on the GOLD Proxy Card Before Time Runs Out

Ceragon Shareholders Face a Crucial Decision: Support the Current Board’s Entrenched Directors and Failed Strategy or Elect New Independent Directors to Help Create Value for All Shareholders

AUSTIN, Texas – August 16, 2022 – Aviat Networks, Inc. (NASDAQ: AVNW) (“Aviat”), the leading expert in wireless transport solutions, today sent the following letter to shareholders of Ceragon Networks Ltd. (NASDAQ: CRNT) (“Ceragon” or the “Company”) in connection with the Company’s Extraordinary General Meeting (“EGM”) of shareholders, which will take place on August 23, 2022.

Dear fellow Ceragon shareholders,

With Ceragon’s Extraordinary General Meeting just days away, shareholders face a challenge and an opportunity. The challenge is a Board of Directors that continues to fail to deliver value to shareholders through its operations and flawed strategy AND by refusing to engage with Aviat to negotiate a value-creating transaction. Under the guidance of the current Ceragon Board, the Company has botched the rollout of its crucial new chip, faced recurring operational challenges, burnt through cash at an accelerating rate, and seen its stock price slide further and further (until propped up by our proposal).

The opportunity is to change the makeup of the Ceragon Board by removing three entrenched and conflicted directors and electing five new directors, all independent and all focused solely on creating value for shareholders. To seize this opportunity, Ceragon shareholders need to act now by voting TODAY on the GOLD proxy card FOR the removal of ALL THREE Ceragon directors – Yael Langer, Ira Palti and David Ripstein – and FOR the election of ALL FIVE of Aviat’s director nominees who will explore all compelling options to increase shareholder value, including Aviat’s premium acquisition proposal.

We have long believed in the strategic and financial logic of combining Aviat and Ceragon, as have industry analysts and many Ceragon investors. For this reason, we have attempted for more than a year to negotiate a mutually agreeable transaction with the Company’s Board and management team. Instead of engaging with us to find the right path forward, the Board chose to take us on a slow walk to nowhere, delaying for month after month, and setting impossible and inappropriate conditions to even discuss a transaction. The Board’s refusal to engage left Aviat with no choice but to make our proposal public, so you could see for yourself the value proposition:

•Aviat’s revised proposal offers Ceragon shareholders $3.08 per share, consisting of $2.80 per share in cash and $0.28 in equity consideration, a combination of cash and equity that balances immediate and long-term value.
•Our revised proposal represents a substantial premium of 47% to the closing price of Ceragon shares on June 27, 2022, of $2.09 (the last close price prior to Aviat's first public offer) and a 64% premium to Ceragon's 60-day volume-weighted average share price of $1.88.
•The transaction would create significant synergy opportunities and give the combined company the scale and reach needed to innovate more, expand revenue opportunities, and enhance addressable market capture. Through the equity portion of our proposal, shareholders of both Ceragon and Aviat would be able to benefit from the bright future of the combined entity.

Our preference would have been to take this proposal directly to shareholders in the form of a tender offer, so that you could make up your own mind about the future of your investment in Ceragon. Unfortunately, under Israeli law, to complete a tender offer, 95% of all shareholders must accept the tender offer and tender their shares. We knew that it would be impossible to fulfill this condition, given that Ceragon’s Chairman, Zohar Zisapel, owns over 8% of Ceragon stock and is opposed to a combination with Aviat. However, Israeli law does give us, as the holder of more than 5% of Ceragon’s shares, the right to call an EGM to remove and replace directors.

In its August 8 report, independent proxy advisory firm Institutional Shareholder Services ("ISS") recognized that the Ceragon Board has sat passively rather than negotiate a deal or engage in detailed discussions. They agreed with our concern regarding directors like Ira Palti and Yael Langer, both closely linked to Mr. Zisapel, writing that “investors may question to what extent they would challenge the company’s chairman/co-founder.”1 Mr. Zisapel’s share ownership prevents us from pursuing a tender offer, and his control of a majority of the Board through his network of outside relationships with certain Ceragon directors prevents the Board from making the right decisions. As a result, shareholders stand to lose this premium offer if ALL FIVE of the Aviat nominees are not elected. Furthermore, as ISS noted in its report, “lack of clear progress” on Ceragon’s strategy could, “send the stock lower in the short term in the absence of a transaction.” Ceragon recently provided new five-year projections to defend its failing strategy. Their aspirational guidance offers big numbers, but little path (operationally or financially) to achieving them. Shareholders can wait five years to see if these highly ambitious targets can be met – especially in light of an endless chain of operational and strategic setbacks and the Company’s cash burn and challenged balance sheet– or they can pursue immediate and certain value today.

As shareholders, you have a choice: stay the course with an entrenched Board locked into a failed strategy and watch further value be destroyed, OR vote for Board change by electing ALL FIVE of our highly-qualified nominees: Michelle R. Clayman, Paul Delson, Jonathan F. Foster, Dennis Sadlowski, and Craig Weinstock. Unlike the directors we seek to remove, these nominees are independent from Aviat, from Ceragon management, and perhaps most importantly, from Mr. Zisapel. Each is prepared to honor their fiduciary responsibility to maximize shareholder value and when elected, will evaluate and oversee fairly not just our proposal to acquire Ceragon but also any other path to creating value for all shareholders.

The choice is yours, but time is running out. Your proxy ballots must be received in advance of the August 23 EGM. Every vote counts, no matter how few or how many shares you may own. If you have not yet voted, please do so by returning the GOLD proxy card TODAY. If you have voted and wish to change your vote, you can still submit your GOLD proxy card. If you have any questions about how to vote, please contact our proxy solicitor, Okapi Partners LLC, at info@okapipartners.com, or by calling +1 (212) 297-0720 or toll free at +1 (844) 202-7428. For further information, please visit ValueforCeragon.com.

Sincerely,

Peter A. Smith
Aviat Networks
President and Chief Executive Officer

About Aviat Networks, Inc.
Aviat Networks, Inc. is the leading expert in wireless transport solutions and works to provide dependable products, services and support to its customers. With more than one million systems sold
1 Permission to use quotations from ISS was neither sought nor obtained.

into 170 countries worldwide, communications service providers and private network operators including state/local government, utility, federal government and defense organizations trust Aviat with their critical applications. Coupled with a long history of microwave innovations, Aviat provides a comprehensive suite of localized professional and support services enabling customers to drastically simplify both their networks and their lives. For more than 70 years, the experts at Aviat have delivered high-performance products, simplified operations, and the best overall customer experience. Aviat Networks is headquartered in Austin, Texas. For more information, visit www.aviatnetworks.com or connect with Aviat Networks on Twitter, Facebook and LinkedIn.

Forward-Looking Statements
The information contained in this document includes forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements include, without limitations, statements regarding the proposed transaction between Aviat and Ceragon, the results of the requested extraordinary general meeting of shareholders of Ceragon, Ceragon's actions in connection therewith, and any potential related litigation. All statements, trend analyses and other information contained herein regarding the foregoing beliefs and expectations, as well as about the markets for the services and products of Aviat and trends in revenue, and other statements identified by the use of forward-looking terminology, including, without limitation, "anticipate," "believe," "plan," "estimate," "expect," "goal," "will," "see," "continue," "delivering," "view," and "intend," or the negative of these terms or other similar expressions, constitute forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, forward-looking statements are based on estimates reflecting the current beliefs, expectations and assumptions of the senior management of Aviat regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Forward-looking statements should therefore be considered in light of various important factors, including those set forth in this document. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include the following:
•the impact of COVID-19 on our business, operations and cash flows;
•continued price and margin erosion as a result of increased competition in the microwave transmission industry;
•our ability to realize the anticipated benefits of any proposed or recent acquisitions, including our proposed transaction with Ceragon, within the anticipated timeframe or at all, including the risk that proposed or recent acquisitions will not be integrated successfully;
•the results of the extraordinary general meeting of Ceragon's shareholders;
•the impact of the volume, timing, and customer, product, and geographic mix of our product orders;
•the timing of our receipt of payment for products or services from our customers;
•our ability to meet projected new product development dates or anticipated cost reductions of new products;
•our suppliers' inability to perform and deliver on time as a result of their financial condition, component shortages, the effects of COVID-19 or other supply chain constraints;
•the effects of inflation and the timing and extent of changes in the prices and overall demand for and availability of our inputs;
•customer acceptance of new products;

•the ability of our subcontractors to timely perform;
•weakness in the global economy affecting customer spending;
•retention of our key personnel;
•our ability to manage and maintain key customer relationships;
•uncertain economic conditions in the telecommunications sector combined with operator and supplier consolidation;
•our failure to protect our Intellectual property rights or defend against Intellectual property infringement claims by others;
•the results of our restructuring efforts;
•the ability to preserve and use our net operating loss carryforwards;
•the effects of currency and interest rate risks;
•the effects of current and future government regulations, including the effects of current restrictions on various commercial and economic activities in response to the COVID-19 pandemic;
•general economic conditions, including uncertainty regarding the timing, pace and extent of an economic recovery in the United States and other countries where we conduct business;
•the conduct of unethical business practices in developing countries;
•the impact of political turmoil in countries where we have significant business;
•the impact of tariffs, the adoption of trade restrictions affecting our products or suppliers, a United States withdrawal from or significant renegotiation of trade agreements, the occurrence of trade wars, the closing of border crossings, and other changes in trade regulations or relationships; and
•Aviat's ability to implement our stock repurchase program or the extent to which it enhances long-term stockholder value.

For more information regarding the risks and uncertainties for Aviat's business, see "Risk Factors" in Aviat's Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission ("SEC") on August 25, 2021, as well as other reports filed by Aviat with the SEC from time to time. Aviat does not undertake any obligation to update publicly any forward-looking statement, whether written or oral, for any reason, except as required by law, even as new information becomes available or other events occur in the future.

Additional Information
This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933 or an exemption therefrom.

In connection with any transaction between Aviat and Ceragon that involves the issuance of Aviat shares to the Ceragon shareholders, Aviat will file a registration statement with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY

BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Investors will also be able to obtain copies of the registration statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC's web site at www.sec.gov.

Investor Contacts

Aviat Networks
Andrew Fredrickson
+1-408-501-6214
andrew.fredrickson@aviatnet.com

Okapi Partners LLC
Bruce Goldfarb / Chuck Garske / Teresa Huang
+1-212-297-0720
info@okapipartners.com

Media Contact

Abernathy MacGregor
Sydney Isaacs / Jeremy Jacobs
+1-212-371-5999
sri@abmac.com / jrj@abmac.com